                                                                      Exhibit 47

                                    NOT SO FAST,
                                     CALENERGY

The Board of Directors of New York State Electric & Gas Company has unanimously recommended that shareholders REJECT CalEnergy's 9.9% "stake-out" tender offer as part of its hostile takeover attempt.

Here are a few of the reasons why:

1 CALENERGY HAS VIRTUALLY NO EXPERIENCE RUNNING A PUBLIC UTILITY. As a public utility, NYSEG is entrusted to provide safe and reliable electric and natural gas service to every home, business, school and hospital in the communities we serve. The high marks we have gotten from our customers since before the turn of the century show how seriously we take our responsibility. The most CalEnergy can say for itself is that six months ago it bought an electric company in England. With virtually no experience operating an electric utility and none whatsoever with the difficult task of safely distributing natural gas, a CalEnergy takeover poses risks starkly at odds with the public interest.

2 CALENERGY'S OPPORTUNISTIC OFFER DOES NOT REFLECT THE FULL VALUE OF NYSEG. CalEnergy's under-valued and highly-leveraged offer is timed to exploit New York State's current regulatory uncertainty, which has depressed the stock price of the State's utilities. In an attempt to pick up NYSEG on the cheap, CalEnergy has dressed up an offer that not only caps NYSEG shareholders' potential gains at a price barely above book value, but which also piles another $1 billion of debt on top of CalEnergy's already junk bond quality ratings.

3 CALENERGY IS A CAUSE OF NYSEG'S HIGH RATES. CalEnergy, which likes to bill itself as a proponent of competition, each year pockets well over $100 million of NYSEG customers' hard-earned money from above-market government-mandated contracts. If CalEnergy really wants to do something about rates without jeopardizing the service and reliability our customers have come to rely on, it should drop its refusal to discuss any kind of cost relief for NYSEG customers.

Don't get us wrong. There are some very sharp people at CalEnergy. And we're sure that in some way, a hostile takeover of NYSEG makes a lot of sense for them. It just doesn't make any sense for NYSEG, its customers, employees, shareholders or the hundreds of communities we serve.

                               [NYSEG LOGO]